UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Amendment No. 1)

Under the Securities Exchange Act of 1934

IMPACT MEDICAL SOLUTIONS, INC.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

45257K100
(CUSIP Number)

The Sourlis Law Firm Virginia K. Sourlis, Esq. 2 Bridge Avenue Red Bank, NJ 07701 732-530-9007
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 4, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45257K100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Wayne Cockburn

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	..........................................................................................................................................
	(b)	..........................................................................................................................................

3.	SEC Use Only.

4.	Source of Funds (See Instructions) (See item 3) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ... N/A

6.	Citizenship or Place of Organization Canada
Number of Shares Beneficially Owned by Each Reporting Person With
	7.	Sole Voting Power 1,800,000

	8.	Shared Voting Power 7,829,549

	9.	Sole Dispositive Power 1,800,000

	10.	Shared Dispositive Power 7,829,549

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,629,549

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) Not Applicable

13.	Percent of Class Represented by Amount in Row (11) 36.08%

14.	Type of Reporting Person (See Instructions) IN

Item 1.     Security and Issuer.

This Schedule 13D relates to the common stock, par value $0.0001 per share (the “Common Stock”) of Impact Medical Solutions, Inc., a Delaware corporation, whose principal executive offices are located at 17011 Beach Boulevard, Suite 900, Huntington Beach, CA, 92647 (the “Issuer”).

Item 2.     Identity and Background.

(a) The name of the reporting person is Wayne Cockburn (the “Reporting Person”).

(b) The business address of the Reporting Person is 17011 Beach Blvd., Suite 900, Huntington Beach, CA  92647

(c) Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted:

President
Impact Medical Solutions, Inc.
17011 Beach Blvd.,
Suite 900
Huntington Beach, CA   92647

(d) Whether or not, during the last five years, such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and, if so, give the dates, nature of conviction, name and location of court, and penalty imposed, or other disposition of the case:

No

(e) Whether or not, during the last five years, such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws; and, if so, identify and describe such proceedings and summarize the terms of such judgment, decree or final order:

None

(f)           Citizenship:

Canadian

Item 3. Source and Amount of Funds or Other Consideration

On December 4, 2009, the board of directors of Impact Medical Solutions, Inc. passed a resolution granting Mr. Cockburn 1,800,000 shares of common stock in consideration for his services since 2003. The Company issued the shares to Mr. Cockburn on January 4, 2010 under the exemption from the registration requirements of the Securities Act of 1933, as amended, afforded the Company under Section 4(2) promulgated thereunder due to the fact that such issuance did not involve a public offering of securities.

Item 4. Purpose of Transaction

None

Item 5. Interest in Securities of the Issuer

(a)           Aggregate number and percentage of the class of securities beneficially owned:

9,629,549 shares of Common Stock which represents approximately 36.08% of the issued and outstanding Common Stock of the Company based on 26,691,732 shares of Common Stock issued and outstanding shares of the Company’s Common Stock on January13, 2010.

(b)           Number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition:

Sole Power to Vote:	1,800,000 shares
Shared Power to Vote	7,829,549*
Sole Power to Dispose:	1,800,000 shares
Shared Power to Dispose:	7,829,549

* These shares are held by Mr. Cockburn indirectly through MPR Health Systems, Inc., a entity of which Mr. Cockburn owns 50%.  Mr. Cockburn disclaims beneficial ownership of these shares.

(c)           Transactions in the securities effected during the past sixty days:

Issuance of 1,800,000 shares of Common Stock on January 4, 2010.

(d)           No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

(e)           The date on which the reporting person ceased to be the beneficiary owner of more than five percent of the class of securities:

Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Officer and Director of the Issuer.

Item 7. Material to Be Filed as Exhibits.

None.

SIGNATURE

The undersigned, after reasonable inquiry and to the best of her/its knowledge and belief, certifies that the information set forth in this statement is true, complete and correct.

January 13, 2010	By: /s/ Wayne Cockburn Wayne Cockburn